MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

June 13, 2022

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 71 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS Core Bond Fund (the "Fund") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on May 12, 2022, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on March 22, 2022. The PEA was filed for the purpose of registering the Fund as a new series of the Trust. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

General Comments

1.	Comment:	Please provide a completed fee table and expense example for review prior to the effective date of the PEA.

Response:	A completed fee and expense table and an expense example for the Fund that will be included in the Fund's Prospectus are attached to this letter as Appendix I.

Prospectus Comments

2.	Comment:	The disclosure in the second sentence of the introduction to the Expense Summary Table describes estimated expenses for the fiscal year end. Please consider moving this to a footnote to below the Expense Summary Table.

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Response:
We are aware that Item 3 of Form N-1A states to disclose in a footnote that Other Expenses are based on estimated amounts for the current fiscal year. We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format. We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

3.	Comment:	Within the "Principal Investment Strategies" section of the Fund's Prospectus, please disclose any applicable maturity and/or duration aspects of the Fund's strategy.

Response:
The Fund does not have a principal investment strategy of focusing on debt instruments with a particular maturity or duration; therefore, we respectfully decline to add disclosure regarding maturity or duration parameters to the "Principal Investment Strategies" section of the Fund's Prospectus.

4.	Comment:	The description of debt instruments under "Principal Investment Strategies" in the summary section of the Fund's Prospectus includes a general reference to "other obligations to repay money borrowed." Please identify only the specific instruments that will be principal investment types for the Fund.

Response:
The Fund's principal debt instrument investment types (corporate bonds, U.S. Government securities, and securitized instruments) are currently disclosed in the description of debt instruments under "Principal Investment Strategies" in the summary section of the Fund's Prospectus. In addition to referencing these specific investment types, we believe including the general phrase "and other obligations to repay money borrowed" in this sentence is beneficial for shareholders in that it provides a general description of what a debt instrument is in the summary section of the Prospectus.

5.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus discloses that the Fund may purchase or sell securities on a when-issued, delayed delivery, or

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forward commitment basis. Briefly describe what is meant by a when-issued, delayed delivery, or forward commitment basis.

Response:
The applicable disclosure in the "Principal Investment Strategies" sections of the Fund's Prospectus will be revised as follows:

"MFS may purchase or sell securities for the fund on a when-issued, delayed delivery, or forward commitment basis where payment and delivery take place at a future settlement date, including mortgage-backed securities purchased or sold in the to be announced (TBA) market." [Emphasis added on new disclosure]

6.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus discloses that the Fund may purchase or sell securities in the "to be announced (TBA) market." Please clarify or explain the meaning of TBA market as used here.

Response:
The applicable disclosure in the "Principal Investment Strategies" sections of the Fund's Prospectus will be revised to add a reference to "mortgage backed" securities to provide additional information about the TBA market. (Please see revised disclosure in response to Comment 5 above.)  In addition, the following disclosure will be added under "When-Issued, Delayed Delivery, and Forward Commitment Transactions" in the "Principal Investment Types" section of the Fund's Prospectus:

"In the TBA market, mortgage-backed securities are purchased and sold at predetermined prices on a delayed delivery or forward commitment basis, with the securities to be delivered announced at a future date."

7.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus includes disclosure regarding investments in foreign securities. If the Fund's principal investment strategies include investing in emerging markets and frontier markets, please disclose so and include associated risks in the "Principal Risks" sections of the Fund's Prospectus.

Response:
Investing in emerging and frontier markets is not a principal investment strategy of the Fund.  Accordingly, we do not believe it is necessary to add references to investments in emerging and frontier markets in the Fund's "Principal Investment Strategies" disclosure or the Fund's "Principal Risks" disclosure.

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8.	Comment:	The "Principal Investment Strategies" sections of the Fund's Prospectus disclose that "While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate exposure, or as alternatives to direct investments." If derivatives are used as "alternatives to direct investments," confirm whether that exposure is counted towards meeting the Fund's 80% investment policy, and, if so, that the derivatives will have similar economic characteristics to debt instruments and will be valued at market value and not notional value.

Response:	Derivatives will not be taken into account in meeting the Fund's policy to invest at least 80% of its net assets in debt instruments.

9.	Comment:	The last paragraph of the "Principal Investment Strategies" section of the summary and statutory sections of the Fund's Prospectus refer to "quantitative screening tools." Please elaborate, in plain English, on the way quantitative screening tools are used in managing the Fund.

Response
The "Principal Investment Strategies" disclosure in the statutory section of the Fund's Prospectus states that the quantitative models that "systematically evaluate the structure of a debt instrument and its features" may also be considered by the Fund's portfolio managers.   We believe that the current disclosure represents a plain English summary of the role that quantitative screening tools may play in selecting securities for the Fund, and that adding additional detail regarding the quantitative screening tools would not provide helpful information to shareholders.  As a result, we respectfully decline to amend the disclosure.

10.	Comment:	The "Principal Investment Strategies" section of the summary section of the Fund's Prospectus provides: "In structuring the fund, MFS also considers top-down factors." Please disclose the "top-down" factors to which this sentence refers.

Response:
In accordance with Item 4(a) of Form N-1A, the Item 4 "Principal Investment Strategies" disclosure is a summary of the Fund's Item 9 disclosure. A more detailed explanation of "top‐down" factors, which include an analysis of sector allocations, yield curve

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positioning, duration, macroeconomic factors, and risk management factors, is included in the Fund's Item 9 "Principal Investment Strategies" section; therefore, we respectfully decline to revise the Item 4 disclosure.

11.	Comment:	In the "Principal Risks" section of the summary section of the Fund's Prospectus, consider disclosing the risks associated with securities purchased or sold on a when-issued, delayed delivery, or forward commitment basis given that engaging in such transactions is disclosed as a principal investment strategy of the Fund.

Response:
We believe that the principal risks associated with when-issued, delayed delivery, and forward commitment transactions are currently described in the Fund's current "Principal Risk" disclosure and in the description of such transactions under "Principal Investment Types."  However, the disclosure referenced below will be added to the "Principal Risks" sections of the Fund's Prospectus to specifically discuss the risks associated with when-issued, delayed delivery, and forward commitment transactions in a single location.  (Please note that certain of the disclosure is being relocated from the "Principal Investment Types" section of the Prospectus.)

Summary Section:

"When-Issued, Delayed Delivery, and Forward Commitment Transaction Risk: The purchaser in a when-issued, delayed delivery or forward commitment transaction assumes the rights and risks of ownership, including the risks of price and yield fluctuations and the risk that the security will not be issued or delivered as anticipated.  When-issued, delayed delivery, and forward commitment transactions can involve leverage."

Statutory Section:

"When-Issued, Delayed Delivery, and Forward Commitment Transaction Risk:  The purchaser in a when-issued, delayed delivery or forward commitment transaction assumes the rights and risks of ownership, including the risks of price and yield fluctuations and the risk that the security will not be issued or delivered as anticipated, and the seller loses the opportunity to benefit if the price of the security rises.  When-issued, delayed delivery, and forward commitment transactions can involve leverage."

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12.	Comment:	Under "Investment Objective" in the statutory section of the Fund's Prospectus, please disclose whether shareholders will receive notice if the Fund's investment objective is changed.

Response:
As disclosed in the "Investment Objective, Strategies, and Risks" section of the statutory section of the Fund's Prospectus, "[t]he [f]und’s objective may be changed without shareholder approval." We are not aware of any requirement under Form N-1A to disclose whether the Fund will provide advance notice of a change to its investment objective; therefore, we respectfully decline to amend this disclosure.

13.	Comment:	In the "Interest Rate Risk" disclosure in the "Principal Risks" sections of the Fund’s Prospectus, please describe or illustrate what happens to a debt instrument when interest rates rise 1%, 2% and 5%.

Response:
We believe that the current "Interest Rate Risk" disclosure captures the key elements of interest rate risk, including the fact that interest rate risk is generally greater for securities with longer maturities.  We do not believe that providing a hypothetical example of interest rate sensitivity would provide meaningful information to shareholders and therefore respectfully decline to amend the disclosure.

SAI Comments

14.	Comment:	Under "Appendix K - Investment Restrictions", with respect to the sixth fundamental investment restriction (the "industry concentration limitation") for the Fund, please add a clarification to the effect that industrial revenue bonds (i.e., those bonds that are issued by governments or municipalities to finance non-governmental projects) will be counted by the Fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for the Fund.

Response:
We are unaware of any requirement under the Investment Company Act of 1940, as amended, the rules promulgated thereunder, or Form N-1A, that requires this clarification. We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). We further note that the Fund does not currently

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invest in municipal securities as a principal investment strategy. As a result, we respectfully decline to add this clarification.

15.	Comment:	With respect to the industry concentration limitation, please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and  consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

DJANIRA LEAL
Djanira Leal
Assistant Counsel
MFS Investment Management

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Appendix I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy, hold, and sell shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy, hold, and sell shares of the fund, which are not reflected below.   The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $100,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 9 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Management Fee	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%	0.33%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.12%	1.12%	1.12%	1.12%	1.12%	1.12%	1.12%	1.06%
Total Annual Fund Operating Expenses	1.70%	2.45%	1.45%	2.45%	1.95%	1.70%	1.45%	1.39%
Fee Reductions and/or Expense Reimbursements[1]	(1.06)%	(1.06)%	(1.06)%	(1.06)%	(1.06)%	(1.06)%	(1.06)%	(1.06)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.64%	1.39%	0.39%	1.39%	0.89%	0.64%	0.39%	0.33%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company (MFS) has agreed in writing to waive at least 0.01% of the fund's management fee as part of an agreement pursuant to which MFS has agreed to reduce its management fee by a specified amount if certain MFS mutual fund assets exceed thresholds agreed to by MFS and the fund's Board of Trustees. The agreement to waive at least 0.01% of the management fee will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2023. MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, certain tax reclaim recovery expenses (including contingency fees and closing agreement expenses), and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.64% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.39% of the class' average daily net assets annually for each of Class C and Class R1 shares, 0.39% of the class' average daily net assets annually for each of Class I and Class R4 shares, 0.89% of the class' average daily net assets annually for Class R2 shares, and 0.33% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2023.

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Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$488	$818
Class C Shares assuming
redemption at end of period	$242	$641
no redemption at end of period	$142	$641
Class I Shares	$40	$332
Class R1 Shares	$142	$641
Class R2 Shares	$91	$488
Class R3 Shares	$65	$410
Class R4 Shares	$40	$332
Class R6 Shares	$34	$313

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